

September 9, 2011

Via E-Mail
Christine M. Day, Chief Executive Officer
lululemon athletica inc.
1818 Cornwall Avenue
Vancouver, British Columbia V6J 1C7

>   **Re: lululemon athletica inc.**
>   **Form 10-K for the Fiscal Year Ended January 30, 2011**
>   **Filed March 17, 2011**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 28, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 29, 2011**
>   **File No. 001-33608**

Dear Ms. Day:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director